UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A*

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

EasyLink Services International Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

46059F109

(CUSIP Number)

Adam J. Semler

JGD Management Corp.

767 Fifth Avenue, 17th Floor

New York, New York 10153

With copies to:

Richard P. Swanson, Esq.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

August 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46059F109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JGD Management Corp. EIN: 13-3633324
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,539,615
8. Shared Voting Power 0
9. Sole Dispositive Power 2,539,615
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,539,615
12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

            (Excludes shares issuable upon exercise of the Notes and Warrants as described in Item 4 below, each of which is subject to a 9.9% blocker provision.)

☒
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) CO

Introduction

This Schedule 13D/A constitutes the first amendment to the Schedule 13D originally filed by the Reporting Person on August 20, 2007 (“Initial Schedule 13D”), and relates to the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of EasyLink Services International Corporation (formerly named Internet Commerce Corporation) (the “Company”). Unless otherwise indicated, the capitalized terms used but not defined herein shall have the meaning assigned to such term in the Initial Schedule 13D.

This Schedule 13D/A is being filed solely to highlight the operation of the Blocker Provision (defined below) which is in effect for each of the Notes and the Warrants.

Information given in response to Item 4 shall be deemed incorporated by reference into Items 5 and 6.

Item 4. Purpose of Transaction

The third paragraph in the section captioned “York Redemption Rights” of Item 4 of the Initial Schedule 13D is hereby amended and restated in its entirety to provide as follows:

In addition, each of the Notes and the Warrants contains a provision that prohibits conversion or exercise thereof if after such conversion or exercise, the York Funds and their affiliates would beneficially own (pursuant to Rule 13d-3 under the Exchange Act) more than 9.9% of the outstanding Common Stock (such provision, the “Blocker Provision”). If the Blocker Provision were not in effect with respect to each of the Notes and the Warrants, the York Funds and their affiliates would beneficially own, as of August 20, 2007, 30,541,632 shares of Common Stock in the aggregate, consisting of 11,545,688 shares of Common Stock in respect of the Series A Notes, 11,545,688 shares of Common Stock in respect of the Series B Notes, 3,293,808 shares of Common Stock in respect of the Series A-1 Notes, and 4,156,448 shares of Common Stock in respect of the Warrants, which would collectively comprise 56.9% of the outstanding Common Stock of the Company as of August 20, 2007.1

[1]	Based on 23,113,056 shares of class A common stock outstanding as of June 4, 2007, as disclosed on the Company’s filing on Form 10-Q for the quarterly period ended April 30, 2007.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2007

JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Name: Adam J. Semler
Title: Chief Financial Officer